UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Extraordinary General Meeting Results

Blue Gold Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. EDT on July 24, 2026 (the “Extraordinary Meeting”). A total of 25,123,131 votes, representing approximately 58.019% of the votes exercisable as of July 7, 2026, the record date for the Extraordinary Meeting, were present in person or by proxy. The matters submitted to a vote at the Extraordinary Meeting and the voting results of such matters are as follows:

Proposal 1

The Reverse Stock Split

Shareholders voted to approve and adopt a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200), with the Company’s Board of Directors (the “Board”) authorized to determine the final ratio and to implement such reverse stock split in their sole discretion at any time prior to the first anniversary of the Extraordinary Meeting (the “Reverse Stock Split”). The resolution was passed as an ordinary resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	24,958,643	99.351%
Against	163,119	0.649%
Abstain(1)	1,369	N/A
Total Votes Cast	25,121,762	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Proposal 2

The Company’s Memorandum and Articles of Association be amended and restated to reflect the Reverse Stock Split

Shareholders voted to approve an amendment to the Company’s Memorandum and Articles of Association to reflect the Reverse Stock Split, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting from the Reverse Stock Split, substantially in the form set forth in Appendix A to the proxy statement, with the Board authorized to make such changes as may be necessary or appropriate to reflect the final consolidation ratio determined by the Board. The resolution was passed as a special resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	24,964,312	99.379%
Against	155,933	0.621%
Abstain(1)	2,886	N/A
Total Votes Cast	25,120,245	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Both proposals received the requisite number of votes for approval in accordance with the Company’s articles of association and were duly approved.

The Company issued a press release, attached hereto as Exhibit 99.1, announcing the results of the Extraordinary Meeting.

Annual General Meeting Results

The Company held an annual general meeting of the Company at 11:00 a.m. EDT on July 24, 2026 (the “Annual Meeting”). A total of 21,977,873 votes, representing approximately 53.818% of the votes exercisable as of May 27, 2026, the record date for the Annual Meeting, were present in person or by proxy. The matter submitted to a vote at the Annual Meeting and the voting results of such matter are as follows:

Proposal 1

The Re-election of a Director

Shareholders voted to approve and adopt the re-election of Candice Beaumont as a Class I director to serve until the Company’s 2029 annual general meeting or until her successor is duly elected and qualified or until her earlier death, resignation or removal in accordance with the Company’s articles of association The resolution was passed as an ordinary resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	15,531,751	85.985%
Against	2,531,537	14.015%
Abstain(1)	3,914,585	N/A
Total Votes Cast	18,063,288	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

This proposal received the requisite number of votes for approval in accordance with the Company’s articles of association and was duly approved.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties, detailed in the Company’s United States Securities and Exchange Commission filings, that could cause actual results and events to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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